

Cindy Walker · 3rd

 **One Biosciences**

Co-founder and Operations Manager at One Biosciences

Dallas-Fort Worth Metroplex · 1 connection · **Contact info**

Experience



Operations Manager
One Biosciences · Full-time
Oct 2019 – Present · 1 yr 2 mos
Dallas-Fort Worth Metroplex



Private Investor
Walker Capital Investments
Jan 1991 – Present · 29 yrs 11 mos
Ardmore, Oklahoma, United States

Interests



Walker Capital Investments
1 followers



Folium Biosciences
2,457 followers



One Biosciences
106 followers